UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F   ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-204470 and 333-204470-01) filed with the Securities and Exchange Commission on May 27, 2015 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
4.1	Indenture, dated June 15, 2015, between Embraer S.A. and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.
4.3	Indenture, dated June 15, 2015, among Embraer Netherlands Finance B.V., Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.
4.4

First Supplemental Indenture, dated June 15, 2015, among Embraer Netherlands Finance B.V., Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.

4.5	Form of 5.050% notes due 2025 (included in exhibit 4.4).
5.1	Opinion of Marcia Sato Davoli de Araújo, Associate General Counsel of Embraer S.A., as to matters of Brazilian law.
5.2	Opinion of Milbank, Tweed, Hadley & McCloy LLP, as to matters of New York law.
5.3	Opinion of Baker & McKenzie Amsterdam N.V., as to matters of Dutch law.
23.1	Consent of Marcia Sato Davoli de Araújo, Associate General Counsel of Embraer S.A. (included in Exhibit 5.1).
23.2	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.2).
23.3	Consent of Baker & McKenzie Amsterdam N.V. (included in Exhibit 5.3).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Indenture, dated June 15, 2015, between Embraer S.A. and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.
4.3	Indenture, dated June 15, 2015, among Embraer Netherlands Finance B.V., Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.
4.4

First Supplemental Indenture, dated June 15, 2015, among Embraer Netherlands Finance B.V., Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.

4.5	Form of 5.050% notes due 2025 (included in exhibit 4.4).
5.1	Opinion of Marcia Sato Davoli de Araújo, Associate General Counsel of Embraer S.A., as to matters of Brazilian law.
5.2	Opinion of Milbank, Tweed, Hadley & McCloy LLP, as to matters of New York law.
5.3	Opinion of Baker & McKenzie Amsterdam N.V., as to matters of Dutch law.
23.1	Consent of Marcia Sato Davoli de Araújo, Associate General Counsel of Embraer S.A. (included in Exhibit 5.1).
23.2	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.2).
23.3	Consent of Baker & McKenzie Amsterdam N.V. (included in Exhibit 5.3).